UNIFIED SERIES TRUST

225 Pictoria Drive, Suite 450

Cincinnati, OH 45246

May 11, 2022

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Attention: Ms. Samantha Brutlag

Re:	NightShares 500 ETF, NightShares 100 ETF, and NightShares 2000 ETF

Unified Series Trust (“Registrant”) (SEC File Nos. 811-21237 and 333-100654)

Dear Ms. Brutlag:

Below please find our responses to your comments with respect to the Securities and Exchange Commission staff’s review of the Registrant’s Post-Effective Amendment on Form N-1A filed March 4, 2022 for the purpose of forming three new series, the NightShares 500 ETF (the “Large Cap Fund”, NightShares 100 ETF (the “Mid Cap Fund”), and NightShares 2000 ETF (the “Small Cap Fund”) (each a “Fund”, together, the “Funds”). Please note that the Fund names will be updated in the 485(b) filing to reflect the new names. The Fund names in the 485(a) filing were AlphaTrAI Large Cap Night ETF, AlphaTrAI Mid Cap Night ETF, and AlphaTrAI Small Cap Night ETF. Please also note that because the new Fund names do not fall within the scope of Rule 35d-1, we have removed the 80% policies.

(1)	Comment: All comments apply to all Funds as applicable.

(2)	Comment: Provide completed fee tables and expense examples as soon as practicable.

Response: Completed fee tables and expense examples are attached as Exhibit A.

(3)	Comment: The first paragraph of the investment strategies should mention the overnight aspect.

Response: We have inserted two new paragraphs at the beginning of each Fund’s investment strategy as follows:

The Fund seeks to return the night performance of a portfolio of [500 large cap] [100 mid cap] [2000 small cap] U.S. companies. The night return is measured from the time when the regular daytime trading ends in the U.S. market (the closing) to the time the market is open on the next trading day in the U.S. The night return is calculated as the percent difference from the opening price today versus the previous day closing price. The Fund is most suitable to investors seeking to gain exposure to the overnight markets.

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AlphaTrAI Funds, Inc. (the “Adviser”) serves as investment adviser to the Fund and the Adviser has retained Exchange Traded Concepts, LLC (the “Sub-Adviser”) to serve as the Sub-Adviser.

(4)	Comment: Each strategy refers to the “minimum capitalization” of companies included in index. The reference point for capitalization should be a range, with both upper and lower limits.

Response: We have removed references to an index in each strategy and instead replace the references to “a portfolio of 500 large cap U.S. companies” for the Large Cap Fund, “a portfolio of 100 mid cap U.S. companies” for the Mid Cap Fund, and “a portfolio of 2000 small cap U.S. companies” for the Small Cap Fund. We have revised each strategy to reference the capitalization range of large cap, mid cap and small cap companies, respectively.

(5)	Comment: The second paragraph of each strategy states that Exchange Traded Concepts, LLC serves as the sub-adviser. Consider placing this elsewhere.

Response: We have defined the Adviser and Sub-Adviser in the second new paragraph of each strategy, as indicated in the response to comment 3 above.

(6)	Comment: Consider putting the following sentence in each strategy in bold font: “Overnight returns are achieved by having exposure to the Index from the close of the trading day and then removing that exposure at the start of the next trading day.”

Response: We have bolded that sentence in each strategy and replaced the reference to the Index with a reference to the appropriate capitalization size companies for each Fund.

(7)	Comment: Because the Funds have unusual objectives, consider adding to each strategy disclosure regarding who the Fund is suitable for.

Response: We have included a statement regarding suitability in the new first paragraph of each strategy, as indicated in the response to comment 3 above.

(8)	Comment: Enhance the counterparty risk disclosure included in the swaps and futures risks, or include a separate counterparty risk.

Response: We have added the following counterparty risk to each Fund’s principal risks:

Counterparty Risk. The use of futures and swaps involves risks that are different from those associated with ordinary portfolio securities transactions. Futures contracts and swap agreements may be considered to be illiquid. The Fund bears the risk of loss of the amount expected to be received under a futures contract or swap agreement if the counterparty defaults or becomes bankrupt.

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(9)	Comment: Add a risk specific to the overnight strategy.

Response: We have added the following overnight returns risk to each Fund’s principal risks:

•	Overnight Risk. Overnight risk is the risk that something negative happens in the markets while the U.S. exchanges are closed and the Fund is not able to exit its positions. The overnight strategy presents a risk of not capturing positive market movement during the day. With the overnight strategy, the Fund gives up on potential upside gains during the normal hours exchanges are open.

(10)	Comment: The portfolio turnover risks state that high portfolio turnover “may” result in higher transactional expenses. Change “may” to “will”.

Response: We have made this change.

(11)	Comment: Add a heading before the sentence beginning with “For Important information” below the performance section.

Response: We have added the heading “Important Information” before each occurrence of this sentence.

If you have any additional questions, or need additional information, please contact me at 513-346-3324.

Sincerely,

/s/ Elisabeth Dahl

Elisabeth Dahl

Secretary, Unified Series Trust

Copy to: Mr. Martin R. Dean, President, Unified Series Trust

Ms. Cassandra W. Borchers, Esq., Thompson Hine LLP

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EXHIBIT A

NightShares Russell 1000 ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.55%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[3]	0.00%
Total Annual Fund Operating Expenses	0.55%

1-The Management Fee is a unitary fee that includes most “Other Expenses” of the Fund. The Adviser pays all of the operating expenses of the Fund except portfolio transaction and other investment related costs (such as brokerage fees and commissions, and fees and expenses associated with investments in derivative instruments, including futures, option and swap fees and expenses), taxes, borrowing costs (such as interest and dividend expense on securities sold short), extraordinary expenses, and any indirect expenses (such as fees and expenses associated with investment in acquired funds and other collective investment vehicles).

2-Other Expenses are based on estimated amounts for the current fiscal year.

3-Acquired Fund Fees and Expenses are fees and expenses incurred by the Fund in connection with its investments in other investment companies and are estimated for the current fiscal year. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$ 56	$ 176

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NightShares Russell Mid Cap ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.55%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[3]	0.00%
Total Annual Fund Operating Expenses	0.55%

1-The Management Fee is a unitary fee that includes most “Other Expenses” of the Fund. The Adviser pays all of the operating expenses of the Fund except portfolio transaction and other investment related costs (such as brokerage fees and commissions, and fees and expenses associated with investments in derivative instruments, including futures, option and swap fees and expenses), taxes, borrowing costs (such as interest and dividend expense on securities sold short), extraordinary expenses, and any indirect expenses (such as fees and expenses associated with investment in acquired funds and other collective investment vehicles).

2-Other Expenses are based on estimated amounts for the current fiscal year.

3-Acquired Fund Fees and Expenses are fees and expenses incurred by the Fund in connection with its investments in other investment companies and are estimated for the current fiscal year. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$ 56	$ 176

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NightShares Russell 2000 ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and examples below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fee[1]	0.55%
Other Expenses[2]	0.00%
Acquired Fund Fees and Expenses[3]	0.00%
Total Annual Fund Operating Expenses	0.00%

1-The Management Fee is a unitary fee that includes most “Other Expenses” of the Fund. The Adviser pays all of the operating expenses of the Fund except portfolio transaction and other investment related costs (such as brokerage fees and commissions, and fees and expenses associated with investments in derivative instruments, including futures, option and swap fees and expenses), taxes, borrowing costs (such as interest and dividend expense on securities sold short), extraordinary expenses, and any indirect expenses (such as fees and expenses associated with investment in acquired funds and other collective investment vehicles).

2-Other Expenses are based on estimated amounts for the current fiscal year.

3- Acquired Fund Fees and Expenses are fees and expenses incurred by the Fund in connection with its investments in other investment companies and are estimated for the current fiscal year. The operating expenses in this fee table will not correlate to the expense ratio in the Fund’s financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Expense Example:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 year	3 years
$ 56	$ 176